Exhibit 22.1
List of Issuers of Guaranteed Securities

As of March 31, 2023, the following subsidiary was the issuer of the 5.000% Senior Notes due 2028, the 2.125% Senior Notes due 2030 and the 2.150% Senior Notes due 2031, all of which are guaranteed by Rexford Industrial Realty, Inc.

Name of Subsidiary	Jurisdiction of Organization
Rexford Industrial Realty, L.P.	Maryland